  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 31, 1996
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ____________________________________

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      ____________________________________

                           TRANSTEXAS GAS CORPORATION
             (Exact name of registrant as specified in its charter)

                 DELAWARE                                     76-0401023
     (State or other jurisdiction of                      (I.R.S. Employer
      incorporation or organization)                      Identification No.)

   1300 EAST NORTH BELT, SUITE 310, HOUSTON, TEXAS 77032-2949, (281) 987-8600
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

             ED DONAHUE, VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
   1300 EAST NORTH BELT, SUITE 310, HOUSTON, TEXAS 77032-2949, (281) 987-8600
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                      ____________________________________

                                    copy to:

                             C. ROBERT BUTTERFIELD
                            GARDERE & WYNNE, L.L.P.
                            3000 THANKSGIVING TOWER
                              DALLAS, TEXAS  75201
                                 (214) 999-3000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
=======================================================================================
                                       Proposed            Proposed
 Title of Class        Amount          Maximum             Maximum          Amount of
 of Securities         to be         Offering Price       Aggregate        Registration
to be Registered     Registered       Per Share(1)     Offering Price(1)       Fee
----------------     ----------     --------------    -----------------   ------------
 Common Stock       250,000 shares      $14.50            $3,625,000          $1,098
=======================================================================================

------------------
(1) Based on the average of the high and low prices reported by The Nasdaq National Market on December 27, 1996

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

******************************************************************************
*     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.  A *
*     REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*     WITH THE SECURITIES AND EXCHANGE COMMISSION.  THESE SECURITIES MAY NOT *
*     BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*     REGISTRATION STATEMENT BECOMES EFFECTIVE.  THIS PROSPECTUS SHALL NOT   *
*     CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR *
*     SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH *
*     OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR *
*     QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.             *
******************************************************************************



                 SUBJECT TO COMPLETION, DATED DECEMBER 31, 1996

PROSPECTUS
                                 250,000 SHARES

                           TRANSTEXAS GAS CORPORATION

                                  COMMON STOCK
                      ____________________________________

         This Prospectus relates to the sale from time to time of up to 250,000 shares ("Shares") of common stock, $0.01 par value ("Common Stock"), of TransTexas Gas Corporation ("TransTexas" or the "Company"), by Jefferies & Company, Inc. (the "Selling Security Holder"). The Company will not receive any of the proceeds from the sale of such shares by the Selling Security Holder.
See "Use of Proceeds" and "Selling Security Holder."

         It is anticipated that the Selling Security Holder may sell the Shares in underwritten offerings or in open market or block transactions or otherwise on The Nasdaq Stock Market or a national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, in the over-the-counter market, or in private transactions, at prices related to prevailing market prices or at negotiated prices. Some or all of the Shares may be sold to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions. In effecting sales, participating broker-dealers or purchasers of the Shares may arrange for other broker-dealers to participate. Upon any sale of the Common Stock offered hereby, the Selling Security Holder, any underwriter and any participating broker-dealers or selling agents may be deemed to be "underwriters" under the Securities Act of 1933, as amended (the "Securities Act"), and any compensation received by the Selling Security Holder or any such underwriter or broker-dealer in connection with such sale, such as a discount, concession or commission, may be deemed underwriting compensation. The Selling Security Holder has agreed to pay all costs, fees and expenses incurred in connection with this offering. See "Plan of Distribution."

         The Common Stock is traded on The Nasdaq Stock Market's National Market ("NNM") under the symbol "TTXG." On December 27, 1996, the closing sale price of the Common Stock as reported by the NNM was $14.50 per share. See "Price Range of Common Stock."

                 SEE "RISK FACTORS" ON PAGE 5 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY POTENTIAL INVESTORS.
                       _________________________________

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION, NOR HAS THE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                      OR ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                       _________________________________

              THE DATE OF THIS PROSPECTUS IS ______________, 1996

                               TABLE OF CONTENTS

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2

PROSPECTUS SUMMARY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

SELECTED FINANCIAL AND OPERATING DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17

LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

PRICE RANGE OF COMMON STOCK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

DIVIDEND POLICY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21

SELLING SECURITY HOLDER   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

INDEPENDENT ACCOUNTANTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23


                           __________________________



No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representation may not be relied upon as having been authorized by the Company or any underwriter or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to their respective dates.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such materials can also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission. The Internet address of the Commission's Web site is http://www.sec.gov. The Company's Common Stock is listed on The Nasdaq Stock Market's National Market and reports, proxy and information statements and other information regarding the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1935 K Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the Common Stock described in this Prospectus (the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement and exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal offices, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereto may be obtained from such office upon payment of prescribed fees.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's annual report on Form 10-K for the fiscal year ended July 31, 1995 and transition report on Form 10-K for the six months ended January 31, 1996; quarterly reports on Form 10-Q for the fiscal quarters ended October 31, 1995, April 30, 1996, July 31, 1996 and October 31, 1996; current reports on Form 8-K dated September 5, 1995, January 12, 1996, and June 17, 1996; and the Company's Registration Statement on Form 8-A, and Amendment No. 1 thereto, each as filed with the Commission, are incorporated by reference herein. All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the filing date of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide a copy of the documents incorporated by reference herein (other than exhibits to such documents) without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person. Requests should be addressed to: TransTexas Gas Corporation, 1300 East North Belt, Suite 310, Houston, Texas 77032-2949, Attention: Investor Relations (telephone number (281) 987-8600).

                               PROSPECTUS SUMMARY

         The following summary is qualified in its entirety by the more detailed information and the financial statements (including notes thereto) appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context indicates otherwise, references in this Prospectus to the "Company" or to "TransTexas" are to TransTexas Gas Corporation and its subsidiary, TransTexas Transmission Corporation, and the business and assets transferred to TransTexas on August 24, 1993 by TransAmerican Natural Gas Corporation ("TransAmerican").

         TransTexas Gas Corporation is engaged in the exploration for, and the development, production, and transportation of, natural gas, primarily in South Texas. Since 1973, TransTexas has drilled over 1,400 wells and produced more than 2.5 Tcfe of natural gas (gross). TransTexas also owns and operates a system (the "Pipeline System") of approximately 1,100 miles of gas gathering and transmission pipelines with a current daily capacity of 900 MMcfd. TransTexas' operating efficiency, reflected in its low finding, development and operating costs, is attributable substantially to its integrated operating approach and the economies of scale resulting from the geographic concentration of its producing areas. TransTexas operates substantially all of its production and performs most of its own leasehold acquisition, geological and geophysical analysis, engineering design, well site preparation, drilling, workover, completion, pipeline construction and production services. As of October 31, 1996, the Company held oil and gas leases in a total of approximately 715,000 gross acres (549,000 net acres).

         For the nine months ended October 31, 1996, the Company's average net production, including amounts delivered pursuant to volumetric production payments, was approximately 410 MMcfd, for total net production of 112.4 Bcf of natural gas. Average net production for the six months ended January 31, 1996 was approximately 363 MMcfd, for a total net production of 66.9 Bcf of natural gas. For the nine months ended October 31, 1996, the Company's average lifting cost, including amounts delivered pursuant to volumetric production payments, was $.29 per Mcfe. As of February 1, 1996, the Company's proved reserves, based on the evaluation of the Company's independent petroleum engineers, were 1,157 Bcfe. As discussed below, the Company has sold certain of these reserves since the date of such reserve report.

         Until recently, the Company's operational focus and the source of substantially all of its production has been the Lower Wilcox Lobo Trend located in Webb and Zapata Counties of South Texas (the "Lobo Trend"). Since commencing operations in the Lobo Trend in 1973, TransTexas has drilled over 1,300 wells, with a cumulative 84% completion rate and produced more than 2.5 Tcfe of natural gas (gross). As of October 31, 1996, TransTexas had developed approximately 32% of its 212,000 gross acres (195,000 net acres) in the Lobo Trend and was producing natural gas from 818 wells in the area. For the nine months ended October 31, 1996, TransTexas produced 69.3 Bcf of natural gas from the Lobo Trend. As of October 31, 1996, TransTexas was drilling three wells, and completing another two wells in the area. Net daily natural gas production from its Lobo Trend properties was 253 MMcfd.

         In 1994, TransTexas began a program of evaluating prospects outside the Lobo Trend. In late 1994, TransTexas made a natural gas discovery in the Bob West North area of southern Zapata County. TransTexas' recent focus has been on development activities in Bob West North, including drilling, pipeline construction and production operations. As of October 31, 1996, TransTexas has drilled 30 wells and completed 25 wells in the area. TransTexas' mineral interest in Bob West North consists of a 100% working interest in 11,000 gross acres (10,700 net acres), and a 90% net profits interest in 660 gross acres.
On October 31, 1996, TransTexas was drilling two wells in Bob West North and completing five wells. For the nine months ended October 31, 1996, TransTexas produced 27.2 Bcf of natural gas from Bob West North. Management of the Company believes that the Bob West North area may, prior to the end of fiscal 1997, surpass the Lobo Trend in net daily natural gas production.

         TransTexas also operates or participates in operations in other areas in South Texas outside the Lobo Trend (including the La Grulla area in Starr County and the Cuba Libre area in Webb County), and in Mississippi and North Dakota. TransTexas' La Grulla and Cuba Libre development areas have not met with the same degree of success as has its Bob West North development area. However, management continues to believe that further geological and geophysical analysis will ultimately result in the addition of reserves and production from these areas. As of October 31, 1996, TransTexas held in excess of a 79% working interest in approximately 100,000 gross acres (85,000 net acres) in the La Grulla area. As of October 31, 1996, TransTexas had daily gross natural gas production of 2 MMcfd from a total of 13 wells drilled in La Grulla, of which five had been completed. As of October 31, 1996, TransTexas held a 95% working interest in approximately 40,000 gross acres (33,000 net acres) in the Cuba Libre area. As of October 31, 1996, TransTexas was drilling one natural gas well and had daily gross natural gas production of 5 MMcfd from a total of 19 wells in Cuba Libre, of which nine had been completed by TransTexas.

         TransTexas is also participating in the exploration and development of the Lodgepole area of Stark and Dunn Counties in North Dakota. As of October 31, 1996, TransTexas held an average working interest of 80% in approximately 199,000 gross acres (98,000 net acres) in the Lodgepole area. TransTexas has conducted or participated in a series of 3-D seismic surveys covering more than 270 square miles in order to develop drilling locations and evaluate acreage holdings. As of October 31, 1996, TransTexas had drilled eight wells and completed two wells. In addition, as of October 31, 1996, TransTexas was drilling two wells and was completing one well. Gross production from the two producing wells was approximately 5,700 barrels of oil for the month of October 1996. In December 1996, the Company completed an additional well which flow tested at a daily rate of 6,836 barrels of oil on an open choke.

         TransTexas, as part of its business strategy, continually evaluates its assets and may, from time to time, decide to sell certain of its assets.
In July 1996, TransTexas consummated the sale, effective May 1, 1996, of producing properties in Zapata County, Texas for consideration of approximately $62 million. In June and August 1996, TransTexas consummated sales, effective February 1, 1996, of certain producing properties in Webb County, Texas for consideration of approximately $9.95 million and $21.5 million, respectively. TransTexas has engaged investment banking firms to assist it in the following potential transactions: (i) the sale of the remaining Lobo Trend producing properties in Webb and Zapata Counties, Texas, and associated undeveloped acreage, (ii) the sale or sale-leaseback of all or a portion of TransTexas' Pipeline System, and (iii) the sale of its interest in the Lodgepole area. If any of these transactions are consummated, TransTexas intends to use the proceeds for general corporate purposes, including a possible repurchase of its 11 1/2% Senior Secured Notes due 2002 in the aggregate principal amount of $800 million (the "Notes").

FORWARD LOOKING STATEMENTS

        Forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, are included throughout this Prospectus. Words such as "anticipates", "expects," "believes" and "likely" indicated forward-looking statements. The Company's management believes its current views and expectations are based on reasonable assumptions; however, there are significant risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those in the forward-looking statements include fluctuations in the commodity prices for natural gas, crude oil, condensate and natural gas liquids, the extent of the Company's success in discovering, developing and producing reserves, conditions in the equity and capital markets, the ultimate resolution of litigation, and competition.

                                  RISK FACTORS

         Prospective purchasers of the Shares should consider carefully the specific risk factors set forth below as well as the other information contained in this Prospectus.

SIGNIFICANT LEVERAGE

         At October 31, 1996, the Company's long-term debt, including the Notes, the BNY Facility (defined below) and certain equipment financing was approximately $826 million. Additionally, in December 1996, the Company issued $189 million in face amount of 13 1/4% Series A Senior Subordinated Notes due 2003. See "The Company - Recent Events." Although earnings for the nine months ended October 31, 1996 were 1.7 times consolidated fixed charges primarily as a result of a litigation settlement in the second quarter, earnings for the six months ended January 31, 1996 and the year ended July 31, 1995 were inadequate to cover fixed charges by $8.6 million and $15.2 million, respectively. The Company's high degree of leverage has significant consequences, including (i) a substantial portion of the Company's net cash provided by operations will be committed to the payment of the Company's interest expense and principal repayment obligations, (ii) the Company's cash flow is more sensitive to fluctuations in natural gas prices than less highly leveraged companies, and
(iii) the Company is more highly leveraged than other large companies in the gas exploration, production and transmission business, which may place it at a competitive disadvantage. These consequences could adversely affect the Company's ability to meet its obligations, including obligations to the holders of the Notes. Further, the Company's ability to fund its current capital expenditures and debt service requirements and, ultimately, to pay the principal amounts of the Notes upon maturity in June 2002 from its cash flows from operations would require significant increases in production. The Company may have available to it sources of liquidity other than cash flow from operations, including asset sales, equity offerings or debt financings, to retire or otherwise refinance the principal amount of the Notes on or prior to maturity. However, there can be no assurance that such sources will be available if and when needed on terms acceptable to the Company, or at all.

SUBSTANTIAL CAPITAL REQUIREMENTS; LIQUIDITY

         The Company makes substantial capital expenditures for the exploration, development and production of its natural gas reserves. The Company has financed these expenditures primarily with cash from operations, public offerings of debt and equity securities, the sale of production payments, asset sales and other financings. Total capital expenditures in fiscal 1995 were $278 million, including $134 million for drilling and development, $125 million for lease acquisitions and $17 million for the Pipeline System and other equipment. For the six months ended January 31, 1996, total capital expenditures were approximately $205 million, including approximately $145 million for drilling and development, $31 million for lease acquisitions and $29 million for the Pipeline System and other equipment. For the nine months ended October 31, 1996, total capital expenditures were $206 million, including $16 million for lease acquisitions, $165 million for drilling and development and $25 million for the Pipeline System and other equipment. The Company anticipates total capital expenditures of approximately $275 million and $235 million in fiscal 1997 and fiscal 1998, respectively, subject to requirements of the indenture governing the Notes (the "Indenture") and available cash flow, of which approximately $230 million and $195 million, respectively, will be used for drilling and development, $20 million in each year for lease acquisitions, and $25 million and $20 million, respectively, for the Pipeline System and other equipment and seismic acquisitions. The Company anticipates that its cash used for debt service will be approximately $120 million and $105 million in fiscal 1997 and fiscal 1998, respectively. If revenues decrease, certain contingent obligations of the Company become fixed, or the level of capital expenditures is limited by the Indenture, the Company may not have sufficient funds for, or may be restricted in maintaining the level of, capital expenditures necessary to replace its reserves or to maintain production at current levels and, as a result, production may decrease over time. Although cash from operating activities for the nine months ended October 31, 1996 has increased due to sales of volumetric production payments and a litigation settlement, net cash provided by operating activities declined over the three and one-half years ended January 31, 1996. In addition to cash flow from operating activities, the Company has utilized asset sales and various financings to meet its working capital requirements. The Company anticipates that it will utilize additional financing or sales of assets, as allowed by the Indenture, to fund planned levels of operations and to meet its obligations, including its obligations under the

Indenture, through January 1997. However, no assurance can be given that the Company's cash flow from operating activities will be sufficient to meet planned capital expenditures, contingent liabilities and debt service in the future.

         The Company has engaged investment banking firms to assist it in the following potential transactions: (i) the sale of the remaining Lobo Trend producing properties in Webb and Zapata Counties, Texas, and associated undeveloped acreage, (ii) the sale or sale-leaseback of all or a portion of the Company's Pipeline System, and (iii) the sale of its interest in the Lodgepole prospect in North Dakota. If any of these transactions are consummated, the Company intends to use the proceeds for general corporate purposes, including a possible repurchase of the Notes.

         The Company currently has a $40 million credit facility with BNY Financial Corporation (the "BNY Facility"), which provides for borrowings based on the amount of its accounts receivable. At October 31, 1996, the outstanding balance under the BNY Facility was $14.8 million. The BNY Facility requires the Company to maintain certain financial ratios and includes certain covenants. Under the terms of the BNY Facility, as amended in December 1996, the Company's net loss (including any extraordinary losses) may not exceed $10 million for any six month period ending on the last day of any fiscal quarter ending after January 31, 1996.

CHANGE OF CONTROL

         The Indenture provides that, upon the occurrence of a Change of Control (as such term is defined in the Indenture), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at 101% of the principal amount thereof plus accrued and unpaid interest. A Change of Control would be deemed to occur under the Indenture in the case of certain changes or other events in respect of the ownership or control of the Company, including any circumstance pursuant to which any person or group, other than John R. Stanley and his wholly owned subsidiaries or the trustee under the indenture ("TARC Indenture") governing mortgage notes in the aggregate principal amount of $440 million (the "TARC Notes") issued by TransAmerican Refining Corporation ("TARC"), is or becomes the beneficial owner of more than 50% of the total voting power of the Company's then outstanding voting stock, unless the Notes have an investment grade rating for the period of 120 days thereafter.
The term "person," as used in the definition of Change of Control, means a natural person, company, government or political subdivision, agency or instrumentality of a government and also includes a "group," which is defined as two or more persons acting as a partnership, limited partnership or other group. In addition, certain changes or other events in respect of the ownership or control of the Company that do not constitute a Change of Control under the Indenture may result in a "change of control" of the Company under the terms of the BNY Facility and certain equipment financing. Such an occurrence could create an obligation for the Company to repay such other indebtedness. At October 31, 1996, the Company had approximately $22.9 million of indebtedness (excluding the Notes) subject to such right of repayment or repurchase. In the event of a Change of Control under the Indenture or a "change of control" under the terms of other outstanding indebtedness, there can be no assurance that the Company will have sufficient funds to satisfy any such payment obligations.

         TARC owns and operates a large petroleum refinery in the Gulf Coast region along the Mississippi River, approximately 20 miles from New Orleans, Louisiana. TARC's refinery was shut down in January 1983 and is currently partially operational. TARC is engaged in a two-phase capital improvement program ("Capital Improvement Program") designed to reactivate the refinery and increase its complexity. In February 1995, TARC issued the TARC Notes that were initially collateralized by, among other things, 55 million shares of Company Common Stock. In March 1996, TARC sold 4.55 million shares of such Common Stock to provide additional financing for the Capital Improvement Program.

         TARC has advised the Company as follows: TARC will require substantial additional financing over the course of the remaining construction period to complete the Capital Improvement Program. Completion schedules and the amount of additional expenditures required will depend upon, among other factors, the structure and timing of additional financing. TARC is currently negotiating with potential third-party investors to provide for additional funding, including strategic equity investors, financial investors and foreign producers of crude oil.

         Primarily because additional financing was not available on a timely basis, TARC management believes that TARC will not be able to complete Phase I of the Capital Improvement Program by February 15, 1997. Under the TARC Indenture, the failure of TARC to complete and test Phase I by February 15, 1997 would constitute an event of default at such date. Any such event of default could result in the sale, following the occurrence of such event of default, of some or all of the remaining 50.45 million shares of Common Stock pledged to collateralize the TARC Notes. A foreclosure on such shares would constitute a "change of control" of the Company under the BNY Facility and certain equipment financing, which may create an obligation for the Company to repay amounts outstanding thereunder, but would not constitute a Change of
Control under the Indenture.   A sale of such shares following a foreclosure
could result in a Change of Control under the Indenture.   TARC anticipates
that, prior to February 15, 1997, it will solicit the approval of the holders of the TARC Notes with respect to any elements of a proposed financing that otherwise would be limited by the terms of the TARC Indenture, as well as to a revised budget and an extension of the required completion date for Phase I. There can be no assurance that current negotiations will result in additional financing for the Capital Improvement Program, that other financing will be available, or that the requisite approval of the TARC noteholders can be obtained.

         At October 31, 1996, TARC had total assets of $552.3 million, long-term debt of $352.8 million and stockholder's equity of $99.2 million.
For the nine months ended October 31, 1996, TARC had revenues of $10.9 million, an operating loss of $36.2 million, and net income of $27.2 million. TARC is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission. Other than the advice received from TARC set forth above, the foregoing information regarding TARC is based solely on reports and other documents filed by TARC with the Commission. The Company makes no representations as to, and disclaims any responsibility for, the accuracy, adequacy or completeness of the foregoing information or the information pertaining to TARC contained in the annual report of the Company on Form 10-K for the year ended July 31, 1995, the transition report of the Company on Form 10-K for the six months ended January 31, 1996, and the quarterly reports of the Company on Form 10-Q for the quarters ended October 31, 1995, April 30, 1996, July 31, 1996 and October 31, 1996 incorporated by reference herein, which should be read in conjunction with other publicly available information filed by TARC with the Commission.

ABILITY TO REPLACE SHORT-LIVED RESERVES

         The Company's Lobo Trend producing properties are characterized by high initial production, followed by a steep decline in production. The Company's Bob West North Field production is too recent to establish a reliable production decline rate. As a result, the Company must find and develop or acquire new natural gas reserves to replace those being depleted by production. Without successful drilling or acquisition activities, the Company's reserves and production will decline rapidly. The Company's business strategy is to add reserves by pursuing an active drilling program on its existing undeveloped properties and on properties that it may acquire in the future. There can be no assurance that production from new wells will be sufficient to replace production from existing wells during such period.

WORKING CAPITAL DEFICIT

         For the five years prior to July 31, 1995, the Company had a working capital deficit. At July 31, 1995, January 31, 1996 and October 31, 1996, the Company had working capital of $106.8 million, $43.6 million and $69.5 million, respectively; however, such amounts include $44.7 million, $46.0 million and $46.0 million, respectively, of cash restricted pursuant to the Indenture. Should the Company experience a working capital deficit in the future, the Company could be forced to reduce capital expenditures or sell assets. Under the Indenture and the BNY Facility, the Company is required to limit its capital expenditures in a fiscal quarter if its Working Capital (as defined) at the end of the preceding quarter is less than $20 million. Working Capital does not include current assets or current liabilities of unrestricted subsidiaries. TransTexas Exploration Corporation is an unrestricted subsidiary.

MATERIAL PROCEEDINGS AND CONTINGENT LIABILITIES

         TransAmerican filed for protection from creditors under the federal bankruptcy laws in 1975 and 1983. In both cases, certain creditor claims were compromised. In connection with the 1983 bankruptcy, a group of bank creditors of TransAmerican (the "Bank Group") filed a motion, which was subsequently withdrawn, to have a trustee in bankruptcy appointed. See "The Company -- Background."

         The Company is involved in many legal proceedings. The litigation and contingent liabilities of the Company, individually and in the aggregate, amount to significant potential liability and, if adjudicated adversely, could have a material adverse effect on the Company. The adverse resolution in any reporting period of one or more of these matters could have a material adverse impact on the results of operations or cash flow of the Company for that period. Although the outcome of these lawsuits cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on its financial position. See "Legal Proceedings."

NATURAL GAS PRICE FLUCTUATIONS AND MARKETS

         The Company's results of operations and the value of its gas and oil properties are highly dependent upon the prices received for the Company's natural gas, condensate and natural gas liquids ("NGLs"). Substantially all of the Company's sales of natural gas are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received by the Company for its natural gas production are dependent upon numerous factors beyond the control of the Company, including the level of consumer product demand, the North American supply of natural gas, government regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas, and the overall economic environment. Demand for natural gas is seasonal, with demand typically higher during the summer and winter, and lower during the spring and fall, with concomitant changes in price.

         Any significant decline in current prices for natural gas and NGLs could have a material adverse effect on the Company's financial condition, results of operations and quantities of reserves recoverable on an economic basis. In order to mitigate its vulnerability to natural gas price volatility, the Company has entered into commodity price swap agreements to reduce its exposure to price risk in the spot market for natural gas. See "The Company -- Hedging." However, a significant portion of the Company's current production remains subject to natural gas price fluctuations. Based on current levels of production, certain hedge agreements and historical pricing differentials between delivery points, the Company estimates that a $0.10 per MMBtu change in average gas prices received would change annual operating income by approximately $8 million.

SUBSTANTIVE CONSOLIDATION; BANKRUPTCY

         An investment in the Shares involves certain insolvency and bankruptcy considerations including substantive consolidation and fraudulent transfer issues. A financial failure by Mr. Stanley, TNGC Holdings Corporation (the parent corporation of TransAmerican) ("TNGC"), TransAmerican, TransAmerican Exploration Corporation ("TEXC"), TransAmerican Energy Corporation ("TEC") or TARC could have adverse consequences for stockholders of the Company if a bankruptcy court were to "substantively consolidate" the Company with Mr. Stanley or any of such entities. If a bankruptcy court substantively consolidated the Company or TransTexas Transmission Corporation, a wholly owned subsidiary of the Company ("TTC"), with Mr. Stanley, TNGC, TransAmerican, TEXC, TEC or TARC, the assets of each such entity would be subject to the claims of creditors of each other such entity. TransAmerican filed for bankruptcy protection under the federal bankruptcy laws in 1975 and 1983. As a result of the bankruptcy proceedings, creditors of TransAmerican received less than the amount to which they would otherwise have been entitled.

DECONSOLIDATION FOR FEDERAL INCOME TAX PURPOSES

         Under certain circumstances, TransAmerican, TEXC, TEC or TARC may sell or otherwise dispose of shares of Common Stock. If, as a result of any sale or other disposition of the Company's Common Stock, the direct and indirect ownership of the Company by TransAmerican is less than 80% (measured by voting power and value), the Company will no longer be a member of TransAmerican's consolidated group for federal tax purposes (the "TransAmerican Consolidated Group") and, with certain exceptions, will no longer be obligated under the terms and conditions, or entitled to the benefits, of the Tax Allocation Agreement between the Company, TransAmerican and certain of TransAmerican's subsidiaries ("Deconsolidation"). Such sales may be necessary to raise funds necessary to complete TARC's Capital Improvement Program. Further, if TEC or TARC sells or otherwise transfers any stock of TARC, or issues any options, warrants or other similar rights relating to such stock, outside of the TransAmerican Consolidated Group, then a Deconsolidation of both TARC and the Company from the TransAmerican Consolidated Group would occur. For the taxable year during which Deconsolidation of the Company occurs, which would also be the final year that the Company is a member of the TransAmerican Consolidated Group, TransAmerican would recognize the remaining portion of a previously deferred gain of approximately $266.3 million associated with the transfer by TransAmerican and its subsidiaries of their natural gas exploration, production and transmission business to the Company (the "Asset Transfer"), and would be required to pay federal income tax on this gain (the tax is estimated to be between $29 million and $56 million if Deconsolidation occurs in fiscal 1997 and between $24 million and $45 million if Deconsolidation occurs in fiscal
1998). This liability is based on the Company's position that the gain from the Asset Transfer, which occurred in 1993, was deferred under the consolidated return regulations. The deferred gain generally is being included in TransAmerican's taxable income in a manner that corresponds (as to timing and amount) with the realization by the Company of (and, thus, will be offset by) the tax benefits (i.e., additional depreciation, depletion and amortization on, or reduced gain or increased loss from a sale of, the transferred assets) arising from the additional basis created by the Asset Transfer. If, under the terms of the TARC Notes, it was reasonably certain when the TARC Notes were issued that a sufficient amount of the Company's stock would be disposed in the future to cause a Deconsolidation of the Company from the TransAmerican Consolidated Group, it is possible that the Deconsolidation of the Company would be treated as occurring as of the date the TARC Notes were issued. However, TARC has advised the Company that it believes that when the TARC Notes were issued it was not reasonably certain that a Deconsolidation of the Company would occur in the future. Under the Tax Allocation Agreement, the Company is required to pay TransAmerican each year an amount equal to the lesser of (i) the reduction in taxes paid by the Company for such year as a result of any increase in the tax basis of assets acquired by the Company from TransAmerican that is attributable to the Asset Transfer and (ii) the increase in taxes paid by TransAmerican for such year and all prior years attributable to gain recognized by TransAmerican in connection with the contribution of assets by TransAmerican to the Company (less certain amounts paid by the Company for all prior years). The Company estimates that if Deconsolidation occurs in fiscal 1997 or 1998, the amount reimbursed to TransAmerican would be between $15 million and $26 million and between $4 million and $7 million, respectively. Under the terms of the Tax Allocation Agreement, the remaining amount of the tax relating to the gain would be paid over the remaining lives of the assets transferred. In addition, the Company could be liable for additional taxes pursuant to the Tax Allocation Agreement and the several liability provisions of federal tax law.

         Generally, under the Tax Allocation Agreement, if net operating losses of the Company are used by other members of the TransAmerican Consolidated Group, then the Company is entitled to the benefit (through reduced current tax payable) of such losses in later years to the extent the Company has taxable income, remains a member of the TransAmerican Consolidated Group, and the other group members have the ability to pay such taxes. If TransAmerican, TEC, TARC or TEXC transfers shares of the Company (or transfers options or other rights to acquire such shares) and, as a result of such transfer, Deconsolidation of the Company occurs, the Company would not thereafter receive any benefit pursuant to the Tax Allocation Agreement for net operating losses of the Company used by other members of the TransAmerican Consolidated Group prior to the Deconsolidation of the Company.

         Each member of a consolidated group filing a consolidated federal income tax return is severally liable to the Internal Revenue Service (the "IRS") for the consolidated federal income tax liability of the consolidated group. There can be no assurance that TransAmerican will have the ability to satisfy the above tax obligation at the time due and, therefore, the Company, TARC or TEC may be required to pay the tax.

         Under the Tax Allocation Agreement, the Company will be required to pay any Texas franchise tax (which is estimated not to exceed $10.6 million) which may be attributable to any gain recognized by TransAmerican on the Asset Transfer and will be entitled to any benefits of the additional basis resulting from the recognition of such gain.

POSSIBLE FEDERAL TAX LIABILITY

         Part of the refinancing of TransAmerican's debt in 1993 involved the cancellation of approximately $65.9 million of accrued interest and of a contingent liability for interest of $102 million owed by TransAmerican. TransAmerican has taken the federal tax position that the entire amount of this debt cancellation is excluded from its income under the cancellation of indebtedness provisions of the Internal Revenue Code of 1986, as amended ("COD Exclusion"). Although the Company believes that there is substantial legal authority to support the position that the COD Exclusion applies to the cancellation of TransAmerican's indebtedness, due to factual and legal uncertainties there can be no assurance that the IRS will not challenge this position, or that the Company's position would be upheld. Under the Tax Allocation Agreement, the Company has agreed to pay an amount equal to any federal tax liability (which would be approximately $25.4 million) attributable to the inapplicability of the COD Exclusion. Pursuant to the Tax Allocation Agreement, any such tax would be offset in future years by alternative minimum tax credits and investment tax credit carryforwards to the extent recoverable from TransAmerican.

CONTROL BY TRANSAMERICAN AND TNGC; POTENTIAL CONFLICTS OF INTEREST

         TransAmerican is the indirect controlling stockholder of the Company. TransAmerican is wholly owned by TNGC. As a member of the board of directors and chief executive officer of TransAmerican and the Company and sole stockholder, sole director and chief executive officer of TransAmerican and TNGC, John R. Stanley will be in a position to control or significantly influence the management and operations of the Company, including actions with respect to pending and any future litigation. There can be no assurance that conflicts will not arise between TNGC, TransAmerican, TNGC's other subsidiaries and Mr. Stanley, on one hand, and the other stockholders of the Company, on the other. In addition, Mr. Stanley has guaranteed certain indemnity obligations of TransAmerican and the Company and certain debt of the Company. The Company's response to any litigation or any indemnification demand may be influenced by TransAmerican or Mr. Stanley in a manner that could be adverse to the other stockholders of the Company. TransAmerican and its existing subsidiaries, including the Company, are parties to the Tax Allocation Agreement, the general terms of which provide for TransAmerican and all of its subsidiaries to file federal income tax returns as members of a consolidated group. The Tax Allocation Agreement requires the Company, TEC and TARC to make certain payments to TransAmerican to enable TransAmerican to pay its federal or alternative minimum tax. In the event of an IRS audit or examination, the Tax Allocation Agreement generally gives TransAmerican the authority to compromise or settle disputes and to control litigation, subject to the approval of the Company, TEC or TARC, as the case may be, where such compromise or settlement affects the determination of the separate tax liability of that company.

INDENTURE RESTRICTIONS

         The Indenture limits the Company's ability to incur additional indebtedness, transfer or sell assets, transfer assets to subsidiaries or create new subsidiaries, pay dividends or make other restricted payments, create liens, enter into certain transactions with affiliates or consummate a merger, consolidation or sale of all or substantially all of its assets. There can be no assurance that these limitations will not adversely affect the Company's results of operations or financial condition.

COMPETITION

         The Company competes in the highly competitive areas of natural gas exploration, development, production and transportation. Many of the Company's competitors have substantially larger financial resources, staffs and facilities than the Company.

DRILLING RISKS

         Drilling activities are subject to numerous risks, including mechanical risk and the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

OPERATING HAZARDS AND UNINSURED RISKS

         The Company's operations are subject to hazards and risks inherent in drilling for, and the production, processing and transportation of, natural gas, such as fires, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. The Company's insurance coverage includes, among other things, operator's extra expense, physical damage on certain assets, employer's liability, comprehensive general liability, automobile and workers' compensation insurance. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses can occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

GOVERNMENT REGULATIONS

         The Company's business is subject to certain federal, state and local laws and regulations relating to the exploration for and the development, production and transportation of natural gas, as well as environmental and safety matters. Many of these laws and regulations have become more stringent in recent years, often imposing greater liability on a larger number of potentially responsible parties. Because the requirements imposed by such laws and regulations are frequently changed, the Company is unable to predict the ultimate cost of compliance with these requirements or their effect on its operations.

RELIANCE ON ESTIMATES OF PROVED RESERVES

         There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve data incorporated by reference in this Prospectus represent only estimates prepared by Netherland, Sewell & Associates, Inc. Gas reserve assessment is a subjective process of estimating the recovery from underground accumulations of gas that cannot be measured in an exact way, and estimates of other persons might differ materially from those of Netherland, Sewell & Associates, Inc. Certain events, including production, acquisitions and future drilling and development could result in increases or decreases in estimated quantities of proved reserves. In addition, estimates of the Company's future net revenues from proved reserves and the present value thereof are based on certain assumptions regarding future natural gas prices, production levels, production and ad valorem taxes and operating and development costs that may not prove to be correct over time.

FUTURE SALES OF COMMON STOCK

         As of the date of this Prospectus, 14,650,000 shares of Common Stock (representing approximately 19.8% of the outstanding Common Stock) are owned by the public. The Company is unable to predict the effect, if any, that future sales of shares of Common Stock covered hereby would have on the market price of the Common Stock prevailing from time to time. However, the sale of a substantial portion of the Shares could have an adverse effect on the market price of the Common Stock. Although the Company does not currently contemplate a primary offering of Common Stock, the Company may sell shares of Common Stock in a public or private offering in the future.

         In January 1996, the Company entered into a reimbursement agreement with an unaffiliated third party pursuant to which the third party caused a $20 million letter of credit to be issued to secure a supersedeas bond on behalf of the Company in a legal proceeding. If there is a draw under the letter of credit, the Company is required to reimburse the third party within 60 days. See " -- Substantial Capital Requirements; Liquidity." The Company has agreed to issue up to 8.6 million shares of Common Stock to the third party if this contingent obligation to such third party becomes fixed and remains unpaid for 60 days. See "The Company -- Recent Events." The Company does not believe that this contingency will occur. If the obligation becomes fixed, and alternative sources of capital are not available, the Company could elect to sell shares of Common Stock prior to the maturity of the obligation and use the proceeds of such sale to repay the third party. If these shares are issued, their sale could have an adverse effect on the market price of the Common Stock.

         TARC is engaged in a two-phase Capital Improvement Program designed to reactivate its refinery and increase its complexity. TARC has advised the Company as follows: TARC will require substantial additional financing over the course of the remaining construction period to complete the Capital Improvement Program. Completion schedules and the amount of additional expenditures required will depend upon, among other factors, the structure and timing of additional financing. TARC is currently negotiating with potential third-party investors to provide for additional funding, including strategic equity investors, financial investors and foreign producers of crude oil. Primarily because additional financing was not available on a timely basis, TARC management believes that TARC will not be able to complete Phase I of the Capital Improvement Program by February 15, 1997. Under the TARC Indenture, the failure of TARC to complete and test Phase I by February 15, 1997 would constitute an event of default at such date. Any such event of default could result in the sale, following the occurrence of such event of default, of some or all of the remaining 50.45 million shares of Common Stock pledged to collateralize the TARC Notes. The sale of such shares following a foreclosure could have a material adverse effect on the market price of the Common Stock.

                                  THE COMPANY

GENERAL

         TransTexas Gas Corporation is engaged in the exploration for and the development, production, and transportation of natural gas primarily in South Texas. The address of the Company's principal executive offices is 1300 East North Belt, Suite 310, Houston, Texas 77032-2949, and its telephone number at that address is (281) 987-8600.

BACKGROUND

         The Company was organized in May 1993 to facilitate the refinancing of $349.9 million of indebtedness of TransAmerican. The Company is currently an indirect subsidiary of TransAmerican. The Company's operations consist of the natural gas exploration, production and transmission businesses of TransAmerican, which were transferred to the Company in August 1993.

         Founded in 1958 by John R. Stanley with a single gas station, TransAmerican grew rapidly and by the mid-1970s had developed into a chain of over 200 independent gasoline stations in New England and New York. In the early 1970s, TransAmerican sought to vertically integrate its gasoline operations by purchasing a refinery in Louisiana. In a further effort to vertically integrate, TransAmerican entered the exploration and production business by acquiring certain oil and gas properties in South Texas. As a result of its successful gas drilling program in South Texas, in 1974 TransAmerican began constructing gas gathering and transmission facilities.

         In 1974, TransAmerican also began construction of a $140 million ammonia plant which would use natural gas from its South Texas drilling operations as feedstock. Primarily as a result of a collapse in ammonia prices, TransAmerican was unable to obtain sufficient financing to complete construction of the plant. Unable to meet its obligations, TransAmerican and its affiliates filed a voluntary bankruptcy petition on October 31, 1975. TransAmerican began operating pursuant to a confirmed plan of reorganization in May 1980. Under such plan of reorganization, TransAmerican provided full payment with interest to substantially all creditors with the exception that claims of creditors of its ammonia plant subsidiary were compromised.

         TransAmerican acquired the refining facility in 1971. Between 1979 and 1982, TransAmerican began to modernize and expand its refinery. This expansion was largely financed through a $750 million credit facility. As a result of regulatory changes, TransAmerican's natural gas sales to certain intrastate pipelines became subject to proration, which significantly reduced sales to several key customers. In 1982, before all the units of the refinery were completed, oil prices soared, refining margins collapsed, and interest on TransAmerican's floating-rate debt exceeded 20% per annum. As a result, TransAmerican was unable to meet all of its financial obligations, and in January 1983, TransAmerican filed a voluntary bankruptcy petition. In 1985, following allegations of mismanagement and misrepresentation by TransAmerican's management made by the Bank Group and others in connection with attempts to have a trustee in bankruptcy appointed by the court, TransAmerican appointed a majority of independent directors to alleviate these concerns and to secure the knowledge and experience of the independent directors to assist TransAmerican in its reorganization efforts and in future operations. TransAmerican emerged from bankruptcy in October 1987 under a confirmed plan of reorganization.
Under the plan of reorganization, TransAmerican agreed to pay the secured creditors substantially all of their allowed pre-petition claims with interest (subject to the option of certain creditors to discount their claims in return for earlier payment) and to conduct its business subject to significant operating restrictions. Despite these operating restrictions, TransAmerican was able to increase its profitability and its proved reserves in South Texas and to make significant improvements to the Pipeline System. As a condition of the bankruptcy plan, TransAmerican formed TARC as a wholly owned subsidiary and transferred its refinery's net assets to TARC.

OPERATING ACTIVITY

         TransTexas is engaged in the exploration for, and the development, production, and transportation of, natural gas, primarily in South Texas.
Since 1973, TransTexas has drilled over 1,400 wells and produced more than 2.5 Tcfe of natural gas (gross). TransTexas also owns and operates a Pipeline System consisting of approximately 1,100 miles of gas gathering and transmission pipelines with a current daily capacity of 900 MMcfd. TransTexas' operating efficiency, reflected in its low finding, development and operating costs, is attributable substantially to its integrated operating approach and the economies of scale resulting from the geographic concentration of its producing areas. TransTexas operates substantially all of its production and performs most of its own leasehold acquisition, geological and geophysical analysis, engineering design, well site preparation, drilling, workover, completion, pipeline construction and production services. As of October 31, 1996, the Company held oil and gas leases in a total of approximately 715,000 gross acres (549,000 net acres).

         For the nine months ended October 31, 1996, the Company's average net production, including amounts delivered pursuant to volumetric production payments, was approximately 410 MMcfd, for total net production of 112.4 Bcf of natural gas. Average net production for the six months ended January 31, 1996 was approximately 363 MMcfd, for a total net production of 66.9 Bcf of natural gas. For the nine months ended October 31, 1996, the Company's average lifting cost, including amounts delivered pursuant to volumetric production payments, was $.29 per Mcfe. As of February 1, 1996, the Company's proved reserves,based on the evaluation of the Company's independent petroleum engineers, were 1,157 Bcfe. As discussed below, the Company has sold certain of these reserves since the date of such reserve report.

         Until recently, the Company's operational focus and the source of substantially all of its production has been the Lobo Trend. Since commencing operations in the Lobo Trend in 1973, TransTexas has drilled over 1,300 wells, with a cumulative 84% completion rate and produced more than 2.5 Tcfe of natural gas (gross). As of October 31, 1996, TransTexas had developed approximately 32% of its 212,000 gross acres (195,000 net acres) in the Lobo Trend and was producing natural gas from 818 wells in the area. For the nine months ended October 31, 1996, TransTexas produced 69.3 Bcf of natural gas from the Lobo Trend. As of October 31, 1996, TransTexas was drilling three wells, and completing another two wells in the area. Net daily natural gas production from its Lobo Trend properties was 253 MMcfd.

         In 1994, TransTexas began a program of evaluating prospects outside the Lobo Trend. In late 1994, TransTexas made a natural gas discovery in the Bob West North area of southern Zapata County. TransTexas' recent focus has been on development activities in Bob West North, including drilling, pipeline construction and production operations. As of October 31, 1996, TransTexas has drilled 30 wells and completed 25 wells in the area. TransTexas' mineral interest in Bob West North consists of a 100% working interest in 11,000 gross acres (10,700 net acres), and a 90% net profits interest in 660 gross acres.
On October 31, 1996, TransTexas was drilling two wells in Bob West North and completing five wells. For the nine months ended October 31, 1996, TransTexas produced 27.2 Bcf of natural gas from Bob West North. Management of the Company believes that the Bob West North area may, prior to the end of fiscal 1997, surpass the Lobo Trend in net daily natural gas production.

         TransTexas also operates or participates in operations in other areas in South Texas outside the Lobo Trend (including the La Grulla area in Starr County and the Cuba Libre area in Webb County), and in Mississippi and North Dakota. TransTexas' La Grulla and Cuba Libre development areas have not met with the same degree of success as has its Bob West North development area. However, management continues to believe that further geological and geophysical analysis will ultimately result in the addition of reserves and production from these areas. As of October 31, 1996, TransTexas held in excess of a 79% working interest in approximately 100,000 gross acres (85,000 net acres) in the La Grulla area. As of October 31, 1996, TransTexas had daily gross natural gas production of 2 MMcfd from a total of 13 wells drilled in La Grulla, of which five had been completed. As of October 31, 1996, TransTexas held a 95% working interest in approximately 40,000 gross acres (33,000 net acres) in the Cuba Libre area. As of October 31, 1996, TransTexas was drilling one natural gas well and had daily gross natural gas production of 5 MMcfd from a total of 19 wells in Cuba Libre, of which nine had been completed by TransTexas.

         TransTexas is also participating in the exploration and development of the Lodgepole area of Stark and Dunn Counties in North Dakota. As of October 31, 1996, TransTexas held an average working interest of 80% in approximately 199,000 gross acres (98,000 net acres) in the Lodgepole area. TransTexas has conducted or participated in a series of 3-D seismic surveys covering more than 270 square miles in order to develop drilling locations and evaluate acreage holdings. As of October 31, 1996, TransTexas had drilled eight wells and completed two wells. In addition, as of October 31, 1996, TransTexas was drilling two wells and was completing one well. Gross production from the two producing wells was approximately 5,700 barrels of oil for the month of October 1996. In December 1996, the Company completed an additional well which flow tested at a daily rate of 6,836 barrels of oil on an open choke.

         TransTexas, as part of its business strategy, continually evaluates its assets and may, from time to time, decide to sell certain of its assets.
In July 1996, TransTexas consummated the sale, effective May 1, 1996, of producing properties in Zapata County, Texas for consideration of approximately $62 million. In June and August 1996, TransTexas consummated sales, effective February 1, 1996, of certain producing properties in Webb County, Texas for consideration of approximately $9.95 million and $21.5 million, respectively. TransTexas has engaged investment banking firms to assist it in the following potential transactions: (i) the sale of the remaining Lobo Trend producing properties in Webb and Zapata Counties, Texas, and associated undeveloped acreage, (ii) the sale or sale-leaseback of all or a portion of TransTexas' Pipeline System, and (iii) the sale of its interest in the Lodgepole area. If any of these transactions are consummated, TransTexas intends to use the proceeds for general corporate purposes, including a possible repurchase of the Notes.

HEDGING

         Beginning in April 1995, the Company entered into commodity price swap agreements (the "Hedge Agreements") to reduce its exposure to price risk in the spot market for natural gas. Pursuant to the Hedge Agreements, either the Company or the counterparty thereto is required to make a payment to the other at the end of each month (the "Settlement Date"). The payments equal the product of a notional quantity ("Base Quantity") of natural gas and the difference between a specified fixed price ("Fixed Price") and a market price ("Floating Price") for natural gas. The Floating Price is determined by reference to natural gas futures contracts traded on the New York Mercantile Exchange ("NYMEX"). The Hedge Agreements provide for the Company to make payments to the counterparty to the extent that the Floating Price exceeds the Fixed Price, and for the counterparty to make payments to the Company to the extent that the Floating Price is less than the Fixed Price. For the three and nine months ended October 31, 1996, the Company incurred net settlement losses pursuant to the Hedge Agreements totaling approximately $5.4 million and $23.9 million, respectively. As of October 31, 1996, the Company had Hedge Agreements with Settlement Dates ranging from November 1996 through April 1997 involving total Base Quantities aggregating approximately 36.4 TBtu of natural gas. Fixed Prices for these agreements range from $1.70 to $1.72 per MMBtu ($1.76 to $1.78 per Mcf). Floating Prices may not exceed a maximum (the "Maximum Floating Price") of $2.20 per MMBtu ($2.28 per Mcf). At October 31, 1996, the estimated cost to settle these Hedge Agreements would have been approximately $15.4 million. These agreements are accounted for as hedges and accordingly, any gains or losses are deferred and recognized in the month the physical volumes are delivered. At October 31, 1996, the Company maintained $7.2 million in margin accounts related to the Hedge Agreements. The Company may be required to post additional cash margin whenever the daily natural gas futures prices as reported on the NYMEX, for each of the months in which the swap agreements are in place, exceed the Fixed Price. The maximum margin call under each Hedge Agreement will never exceed the product of the Base Quantity for the remaining months under such Hedge Agreement multiplied by the difference between the Maximum Floating Price and the Fixed Price.

         In June 1996, the Company entered into a Master Swap Agreement (the "Master Swap Agreement") with one of its swap counterparties, which replaced a previously existing master agreement governing the swaps between the two parties. The Company's obligations under the Master Swap Agreement are collateralized by a mortgage on a substantial portion of the Company's producing properties. In accordance with the Indenture, the lien created by the mortgage collateralizes obligations up to a maximum of $80.8 million (10% of the SEC PV10 of the Company's most recent reserve report as of the creation of the mortgage). As contemplated by the Indenture, the Trustee under the Indenture has subordinated the lien collateralizing the Notes outstanding thereunder to the lien collateralizing the Company's obligations under the Master Swap Agreement. The maximum amount of obligations of the Company that could be collateralized by the mortgage, based on the swaps in place under the Master Swap Agreement as of December 9, 1996, is approximately $9.1 million. Subject to compliance with certain collateral coverage tests, the Company is not required to provide additional cash margin for any swaps now or hereafter subject to the Master Swap Agreement.

RECENT EVENTS

         In December 1996, the Company issued $189 million in face amount of 13 1/4% Series A Senior Subordinated Notes due 2003 ("Subordinated Notes") to unaffiliated third parties. The Subordinated Notes were sold with original issue discount at a price equal to 52.6166% of the principal amount shown on the face thereof, for gross proceeds of approximately $99.45 million. The Subordinated Notes accrete at a rate of 13 1/4% compounded semi-annually. At such time as the Notes are rated "B1" or better by Moody's Investors Service, Inc. and "BB" or better by Standard & Poor's Corporation, Inc., or when the Notes are paid in full, the Subordinated Notes will be exchanged for notes bearing interest at a rate of 13 1/4% per annum, payable semi-annually on December 31 and June 30. In addition, the holders of the Subordinated Notes will have the right to exchange their notes for notes to be registered under the Securities Act of 1933, as amended. Proceeds from the issuance of the Subordinated Notes will be used for working capital and general corporate purposes.

                    SELECTED FINANCIAL AND OPERATING DATA

         On January 12, 1996, the Company changed its fiscal year end for financial reporting purposes from July 31 to January 31. The following table sets forth selected financial data of the Company for and at the end of each of the five fiscal years in the period ended July 31, 1995, the six-month transition period ended January 31, 1996 and the comparable six-month period ended January 31, 1995 and the nine months ended October 31, 1995 and 1996, and operating data of the Company for such periods. The financial data for the fiscal years ended July 31, 1991, 1992, 1993, 1994 and 1995, and the six months ended January 31, 1996, have been derived from the audited consolidated financial statements of the Company. The financial data for the six months ended January 31, 1995 and the nine months ended October 31, 1995 and 1996, are derived from the unaudited financial statements of the Company. The data for the six months ended January 31, 1995 and the nine months ended October 31, 1995 and 1996, contain all adjustments (consisting only of normal recurring accruals) necessary, in the opinion of management of the Company, for a fair presentation thereof. The results of operations for the nine-month periods presented are not necessarily indicative of the results to be expected for an entire year.


                                                                                                          Six Months
                                                                  Year Ended July 31,                  Ended January 31,
                                                -----------------------------------------------------  ------------------
                                                  1991     1992      1993       1994       1995          1995      1996
                                                -----------------------------------------------------  ------------------
                                                   (dollars in thousands, except per share amounts)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
 Gas, condensate, and natural gas
  liquids . . . . . . . . . . . . . . . . .     $193,235   $227,208  $294,753     $302,522   $275,627  $143,304  $124,663
 Transportation revenues  . . . . . . . . .       31,870     30,749    30,816       33,240     36,787    19,161    15,892
 Other revenues . . . . . . . . . . . . . .          704        223       247          157        285        52       601
                                                --------   --------  --------     --------   --------  --------  --------
                                                 225,809    258,180   325,816      335,919    312,699   162,517   141,156
 Operating costs and expenses . . . . . . .       55,479     75,416    99,982      103,459     99,310    50,893    45,629
 Depreciation, depletion,
  and amortization  . . . . . . . . . . . .       92,427     96,523    95,016      113,858    129,964    70,345    60,894
 General and administrative
  expenses  . . . . . . . . . . . . . . . .       21,632     27,855    23,613       40,311     31,935    12,595    13,685
 Litigation settlements . . . . . . . . . .          --         --     (5,600)      (1,000)        --        --   (18,300)
 Net interest expense   . . . . . . . . . .          354      1,703     2,442       50,155     65,797    29,059    40,436
 Income taxes and other . . . . . . . . . .       14,526      4,274    16,746        5,380     (2,415)     (131)     (416)
 Extraordinary loss, net of taxes . . . . .         --          --        --           --      56,637        --        --
                                                --------   --------  --------     --------   --------  --------  --------
      Net income (loss) . . . . . . . . . .     $ 41,391   $ 52,409  $ 93,617     $ 23,756   $(68,529) $   (244) $   (772)
                                                ========   ========  ========     ========   ========  ========  ========

 Net income (loss) per share: (1)
  Income (loss) before extraordinary item .                                       $   0.33   $  (0.16) $     --  $  ($.01)

  Extraordinary item  . . . . . . . . . . .                                            --       (0.77)       --        --
                                                                                  --------   --------  --------  --------
  Net income (loss) . . . . . . . . . . . .                                       $   0.33   $  (0.93) $     --  $  (0.01)
                                                                                  ========   ========  ========   =======

 Dividends declared per common
  share (2) . . . . . . . . . . . . . . . .                                             --         --        --        --

 Ratio of earnings to
  consolidated fixed charges(3) . . . . . .         27.4x      17.8x     34.9x(4)      1.5x        --(5)     --(5)     --(5)

OTHER FINANCIAL DATA:
 EBITDA(6)  . . . . . . . . . . . . . . . .     $150,466   $156,573  $208,635     $195,044   $184,695  $100,224  $103,413
 Net cash provided (used) by:
  Operating activities(14)  . . . . . . . .      139,904    131,869   184,466      136,243     94,312    74,332    52,172
  Investing activities  . . . . . . . . . .      (82,667)   (88,515) (142,848)    (237,781)  (309,415) (105,326) (136,664)
  Financing activities  . . . . . . . . . .       (1,600)    (1,652)      507      484,631    284,224    18,249    13,055

OPERATING DATA:
 Gas sales volumes (Bcf)(9) . . . . . . . .        120.8      128.4(7)  119.3        130.9      147.9      76.9      66.9
 Average gas prices (dry)(per Mcf)(10). . .        $1.32      $1.36     $1.98        $1.96      $1.40     $1.41     $1.65
 Average finding costs (per Mcfe) . . . . .         $.54       $.66(8)  $1.01        $1.12      $ .21     $ .32     $1.06
 Average lifting costs (per Mcfe) . . . . .         $.22       $.19      $.22         $.24      $ .21      $.21     $ .23
 Number of gross wells drilled  . . . . . .           68         71       103          140         97        60        60
 Percentage of wells drilled
  completed . . . . . . . . . . . . . . . .           90%        82%       85%          83%        77%       78%       75%
 Net proved reserves(11):
  Gas (MMcf)  . . . . . . . . . . . . . . .      683,492    686,212   695,011      717,367  1,122,645   943,427 1,139,127
  Condensate (MBbls)  . . . . . . . . . . .        1,741      2,171     1,968        1,935      3,049     2,637     2,903
  SEC PV10(12)  . . . . . . . . . . . . . .     $314,423   $623,173  $701,434     $544,387   $547,646  $533,281  $808,062

BALANCE SHEET DATA:
  Working capital (deficit)(13) . . . . . .     $(35,073)  $(35,295) $(56,949)     $(8,865)  $106,836  $(56,749)  $43,602
  Net property and equipment  . . . . . . .      300,074    292,587   341,976      462,340    601,460   498,165   715,340
  Total assets  . . . . . . . . . . . . . .      312,405    306,842   360,241      583,591    826,570   594,738   923,634
  Total debt  . . . . . . . . . . . . . . .        3,105      3,246     8,270      500,000    800,000   518,701   824,241
  Stockholders' equity (deficit)  . . . . .      143,034    153,741   204,575      (85,139)  (153,668)  (85,383) (154,440)


                                                     Nine Months
                                                  Ended October 31,
                                                --------------------
                                                  1995       1996
                                                --------------------

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
 Gas, condensate, and natural gas
  liquids . . . . . . . . . . . . . . . . .      $190,447   $228,694
 Transportation revenues  . . . . . . . . .        25,777     25,798
 Other revenues . . . . . . . . . . . . . .           294      8,302
                                                 --------   --------
                                                  216,518    262,794
 Operating costs and expenses . . . . . . .        70,123     92,762
 Depreciation, depletion,
  and amortization  . . . . . . . . . . . .        86,277     92,356
 General and administrative
  expenses  . . . . . . . . . . . . . . . .        24,719     35,324
 Litigation settlements . . . . . . . . . .       (18,300)   (96,000)
 Net interest expense   . . . . . . . . . .        56,102     70,438
 Income taxes and other . . . . . . . . . .        (2,284)     2,729
 Extraordinary loss, net of taxes . . . . .        56,637         --
                                                 --------   --------
      Net income (loss) . . . . . . . . . .      $(56,756)  $ 65,185
                                                 ========   ========

 Net income (loss) per share: (1)
  Income (loss) before extraordinary item .            --   $   0.88

  Extraordinary item  . . . . . . . . . . .         (0.77)        --
                                                 --------   --------
  Net income (loss) . . . . . . . . . . . .      $  (0.77)  $   0.88
                                                 ========   ========

 Dividends declared per common
  share (2) . . . . . . . . . . . . . . . .            --         --

 Ratio of earnings to
  consolidated fixed charges(3) . . . . . .            --(5)     1.7x(4)

OTHER FINANCIAL DATA:
 EBITDA(6)  . . . . . . . . . . . . . . . .      $144,157   $234,447
 Net cash provided (used) by:
  Operating activities(14)  . . . . . . . .        23,580    162,827
  Investing activities  . . . . . . . . . .      (258,407)  (134,821)
  Financing activities  . . . . . . . . . .       261,329    (19,610)

OPERATING DATA:
 Gas sales volumes (Bcf)(9) . . . . . . . .         103.5      112.4
 Average gas prices (dry)(per Mcf)(10). . .       $  1.40    $  1.87
 Average finding costs (per Mcfe) . . . . .           n/a        n/a
 Average lifting costs (per Mcfe) . . . . .       $   .23    $   .29
 Number of gross wells drilled  . . . . . .            68        111
 Percentage of wells drilled
  completed . . . . . . . . . . . . . . . .            60%        73%
 Net proved reserves(11):
  Gas (MMcf)  . . . . . . . . . . . . . . .           n/a        n/a
  Condensate (MBbls)  . . . . . . . . . . .           n/a        n/a
  SEC PV10(12)  . . . . . . . . . . . . . .           n/a        n/a

BALANCE SHEET DATA:
  Working capital (deficit)(13) . . . . . .      $ 65,301   $ 69,524
  Net property and equipment  . . . . . . .       634,409    753,822
  Total assets  . . . . . . . . . . . . . .       852,770    943,607
  Total debt  . . . . . . . . . . . . . . .       801,049    826,360
  Stockholders' equity (deficit)  . . . . .      (160,439)  (152,656)

------------

 (1) Net income per share for the year ended July 31, 1994 gives effect to 69,000,000 shares of Common Stock outstanding after the 69,000-for-1 stock split which was effected in February 1994. Per share data for prior years is omitted because the Company's predecessor ("TGC") was not a separate entity with its own capital structure.

 (2) The Indenture contains certain restrictions with respect to the payment of dividends on the Company's Common Stock.

 (3) For purposes of determining the ratio of earnings to consolidated fixed charges, earnings are defined as pre-tax income plus consolidated fixed charges. Consolidated fixed charges consist of interest expense on all indebtedness and the portion of operating lease rental expense that represents the interest factor.

 (4) The ratio for the year ended July 31, 1993 would be 33.2x if the gain on litigation settlement of $5.6 million was excluded from income before taxes. Earnings for the nine months ended October 31, 1996 would have been inadequate to cover consolidated fixed charges by $39.4 million if the gain on litigation settlement of $96 million was excluded from income before taxes.

 (5) Earnings for the year ended July 31, 1995, the six months ended January 31, 1995 and 1996 and the nine months ended October 31, 1995, were inadequate to cover consolidated fixed charges by $15.2 million, $0.4 million, $8.6 million and $7.3 million, respectively.

  (6) EBITDA consists of earnings before consolidated fixed charges (excluding capitalized interest), income taxes, depreciation, depletion and amortization. Consolidated fixed charges consist of interest expense on all indebtedness and a portion of operating lease rental expense that represents the interest component. EBITDA includes litigation accruals of $5.3 million, $3.1 million, $8.1 million, $13.0 million and $7.0 million for the years ended July 31, 1991, 1992, 1993, 1994 and 1995, respectively, and $7.0 million and $12.5 million for the nine months ended October 31, 1995 and 1996, respectively. EBITDA includes gains on litigation settlements of $5.6 million and $1.0 million for the years ended July 31, 1993 and 1994, respectively, $18.3 million for the six months ended January 31, 1996 and the nine months ended October 31, 1995, respectively, and $96 million for the nine months ended October 31, 1996. EBITDA is not presented in accordance with GAAP and should not be used in lieu of GAAP presentations of results of operations and cash flows.

 (7) Includes a 3.5 Bcf adjustment resulting from a favorable litigation settlement.

 (8) Average finding costs for the year ended July 31, 1992 were $0.64 per Mcfe after giving effect to a favorable litigation settlement.

 (9) Sales volumes for the nine months ended October 31, 1996 include 23.5 Bcf delivered pursuant to a volumetric production payment.

(10) Average price for the nine months ended October 31, 1996 includes amounts delivered under volumetric production payments. The average gas price for the Company's undedicated production for this period was $2.05 per Mcf. Gas prices do not include the effect of hedging agreements.

(11) These reserve data are estimates of the Company's proved reserves as of August 1, 1991, 1992, 1993, 1994 and 1995 and February 1, 1996, as
         evaluated by Netherland, Sewell & Associates, Inc. See "Risk Factors -- Reliance on Estimates of Proved Reserves."

(12) As of February 1, 1996, the sales price used for purposes of estimating the Company's proved reserves and the future net cash flow from those reserves was $1.95 per Mcf of natural gas and $18.34 per Bbl of condensate.

(13) All periods before August 24, 1993 exclude all cash and accounts receivable of the Company because TransAmerican did not transfer those assets to the Company. Working capital includes $44.7 million, $46.0 million and $46.0 million at July 31, 1995, January 31, 1996 and October 31, 1996, respectively, of cash restricted pursuant to the Indenture.

(14) In the nine month period ended October 31, 1996, operating activities included $96 million relating to a litigation settlement and $58.6 million relating to a volumetric production payment.

                               LEGAL PROCEEDINGS

         The following is a description of certain legal proceedings of TransTexas and certain legal proceedings of TransAmerican including disputed claims under its plan of reorganization. As part of the Asset Transfer, TransTexas assumed liability for litigation up to $15 million plus the difference, if any, between $10 million and the costs (if less than $10 million) incurred to resolve the disputed claims. Pursuant to the agreement relating to the Asset Transfer, as amended, TransAmerican has agreed to indemnify TransTexas against all losses incurred by TransTexas in excess of $25 million in connection with (a) disputed claims in TransAmerican's bankruptcy and (b) other litigation assumed by TransTexas and other agreements related to TransAmerican's plan of reorganization (other than settlements and judgments paid from escrowed cash established in connection with TransAmerican's plan of reorganization). TransAmerican is required to indemnify TransTexas for all future losses incurred in connection with litigation or bankruptcy claims assumed in the Asset Transfer. As of October 31, 1996, TransAmerican owed the Company approximately $7 million relating to this agreement. There can be no assurance that TransAmerican will have the financial ability to meet its indemnification obligations. See "Risk Factors -- Material Proceedings and Contingent Liabilities."

         Finkelstein.   On April 15, 1990, H.S. Finkelstein filed suit against
TransAmerican in the 49th Judicial District Court, Zapata County, Texas, alleging that TransAmerican failed to pay royalties and improperly marketed oil and gas produced from certain leases. On September 27, 1994, the plaintiff added TransTexas as an additional defendant. On January 6, 1995, a judgment against TransAmerican and TransTexas was entered for approximately $18 million in damages, interest and attorneys' fees. TransTexas and TransAmerican have appealed the judgement to the Fourth Court of Appeals, San Antonio, Texas. The Fourth Court of Appeals affirmed the judgment on April 3, 1996. TransTexas and TransAmerican filed a motion for rehearing. On August 14, 1996, the Fourth Court of Appeals reversed the trial court judgment and rendered judgment in favor of TransAmerican and TransTexas. On August 29, 1996, the plaintiff filed a motion for stay and a motion for rehearing with the court. On October 9, 1996, the court denied Finkelstein's rehearing request, and the case will now proceed to the Supreme Court of Texas.

         On April 22, 1991, the plaintiff filed a separate suit against TransAmerican and various affiliates in the 49th Judicial District Court, Zapata County, Texas, alleging an improper calculation of overriding royalties allegedly owed to the plaintiff and seeking damages in an unspecified amount. On November 18, 1993, the plaintiff added TransTexas as an additional defendant. The parties have agreed to binding arbitration in this matter which is set for January 6, 1997.

         Coastal. On October 28, 1991, The Coastal Corporation ("Coastal") filed an action against TransAmerican that was consolidated in the 49th
Judicial District Court, Webb County, Texas, alleging breach of contract and tortious interference related to two gas sales contracts and a transportation agreement, seeking unspecified actual and punitive damages and injunctive relief. On April 22, 1994, the court entered a judgment adverse to TransAmerican and TransTexas requiring them to pay $1.3 million plus $0.7 million in attorneys' fees to Coastal. On May 29, 1996, the Court of Appeals affirmed the judgment. In December 1996, the Supreme Court of Texas declined to hear the appeal. Consideration of requesting a rehearing is in progress.
Coastal has abstracted the judgment in Webb and Zapata Counties. While this matter is being judicially resolved, TransTexas is continuing to furnish gas to Coastal.

         Alameda.   On May 22, 1993, Alameda Corporation ("Alameda") sued
TransAmerican and John R. Stanley in the 234th Judicial District Court, Harris County, Texas, claiming that TransAmerican failed to account to Alameda for a share of the proceeds TransAmerican received in a 1990 settlement of litigation with El Paso Natural Gas Company ("El Paso"), and that TransAmerican has been unjustly enriched by its failure to share such proceeds with Alameda. The court granted Mr. Stanley's motion for summary judgment. On September 20, 1995, the jury rendered a verdict in favor of TransAmerican. Alameda appealed to the Fourteenth Court of Appeals, which heard oral arguments on December 18, 1996.

         Aspen.   TransAmerican brought suit on September 29, 1993, against
Aspen Services, Inc. ("Aspen"), seeking an audit and accounting of drilling costs that Aspen had charged while providing drilling services to TransAmerican. This suit is pending in the 215th Judicial District Court, Harris County, Texas. The parties' drilling agreement provided, among other things, that Aspen would receive payment for its drilling-related costs from the production and sale of gas from the wells that were drilled, and that the revenues that TransAmerican would otherwise receive from the wells would be reduced by the amounts received by Aspen. On July 19, 1995, Aspen filed a counterclaim and third party claim against TransAmerican, TransTexas, and affiliated entities, asserting, among other things, that these entities failed to make certain payments and properly market the gas from these wells. Aspen is seeking damages in an unspecified amount, as well as certain equitable claims. TransTexas and its affiliates are vigorously contesting this claim.

         Kathryn M. On June 8, 1995, Kathryn M., Inc., et al., filed suit against TransAmerican in the 333rd Judicial District Court (subsequently transferred to the 334th Judicial District Court), Harris County, Texas, alleging that the plaintiffs, as nonparticipating royalty interest owners in certain leases, are entitled to receive a portion of the settlement proceeds received by TransAmerican from El Paso. On April 16, 1996, additional nonparticipating royalty interest owners intervened, making the same claims as the plaintiffs. This matter was dismissed without prejudice in December 1996.

         McNamara. On June 28, 1996, TransTexas consummated a settlement of litigation with Tennessee Gas Pipeline Company ("Tennessee") that was filed on October 14, 1993 in the 244th Judicial District Court of Ector County, Texas ("Tennessee lawsuit") pursuant to which TransTexas and another plaintiff received approximately $125 million from Tennessee. TransTexas' share of the settlement proceeds was $96 million. On July 2, 1996, John McNamara, Jr. et al. ("The Hubberd Trusts") filed a new suit against TransTexas in the 241st District Court, Webb County, Texas asserting that TransTexas had breached its duties to The Hubberd Trusts under certain oil and gas leases and that TransTexas owed The Hubberd Trusts 25% of the gross settlement proceeds, or approximately $31.25 million. This matter was settled in December 1996.

         Briones. In an arbitration proceeding, Jesus Briones, a lessor, claimed that one of TransTexas' wells on adjacent lands had been draining natural gas from a portion of his acreage leased to TransTexas on which no well had been drilled. On October 31, 1995, the Arbitrator decided that drainage had occurred. On June 3, 1996, the Arbitrator issued a letter indicating that drainage damages would be awarded to Briones in the amount of approximately $1.4 million. The Arbitrator entered his award of damages on June 27, 1996.
On July 3, 1996, TransTexas filed a petition in the 49th Judicial District, Zapata County, Texas, to vacate the Arbitrator's award. Briones also filed its petition to confirm the Arbitrator's award. On September 30, 1996, the court consolidated the petitions into one suit. Discovery is proceeding and a hearing will be held on January 17, 1997 regarding any pending motions for summary judgment filed by the parties.

         Frost. On November 10, 1994, Frost National Bank filed suit against TransTexas in the 111th Judicial District Court, Webb County, Texas, seeking a declaratory judgment determination that TransTexas failed to properly and accurately calculate royalties under a lease. The plaintiff has demanded $10 million plus interest. This litigation is in the discovery stage and trial is set for May 19, 1997.

         Bentsen.   On August 13, 1990, Calvin R. Bentsen, et al. filed suit
against TransAmerican and Mr. Stanley in the 139th Judicial District Court, Hidalgo County, Texas, seeking a portion of the El Paso settlement proceeds, and an accounting of monies allegedly owed to them, claiming that TransAmerican produced gas that belonged to them without their knowledge and that TransAmerican entered into an oral agreement with them which entitled them to receive a portion of the El Paso settlement proceeds. TransAmerican intends to vigorously defend this claim. This case has been reset for trial to begin on January 27, 1997.

         Farias.   On February 15, 1996, Celita Suzana Farias filed a wrongful death action in the 93rd District Court, Hidalgo County, Texas, against TransTexas and one of its contractors for fatal injuries suffered by the plaintiff's husband at the Yzaguirre Heirs #3 Well on February 13, 1996. The plaintiff alleges the defendants operated a crane in such a manner that they were negligent and grossly negligent. The plaintiff seeks unspecified damages. On March 7, 1996, the mother of the deceased TransTexas employee filed a petition in intervention also alleging negligence, gross negligence and malice and seeking unspecified damages. This litigation is in the discovery stage.

         General. TransTexas is also named defendant in other ordinary course, routine litigation incidental to its business. Although the outcome of these other lawsuits cannot be predicted with certainty, TransTexas does not expect these matters to have a material adverse effect on its financial position. At October 31, 1996, the possible range of estimated losses related to all of the aforementioned claims, in addition to the estimates accrued by TransTexas is $0 to $59 million. The resolution in any reporting period of one or more of these matters in a manner adverse to TransTexas could have a material impact on TransTexas' results of operations and cash flows for that period. Litigation expense, including legal fees, totaled approximately $11 million, $20 million and $11 million for the years ended July 31, 1993, 1994 and 1995, respectively, approximately $3 million for the six months ended January 31, 1996 and approximately $15 million for the nine months ended October 31, 1996. TransTexas has delivered letters of credit and placed into escrow cash, which letters of credit and cash total approximately $21.1 million, to be applied to certain of the litigation claims described above.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of the Shares offered hereby.

                          PRICE RANGE OF COMMON STOCK

         The Common Stock is quoted through The Nasdaq Stock Market's National Market under the symbol "TTXG." The following table sets forth, on a per share basis for the periods indicated and since the Company's initial public offering, the high and low sale prices for the Common Stock as reported by the NNM.

                                                                                    High            Low
                                                                                  -------        --------
         Fiscal year ended July 31, 1994
                 Third Quarter (from March 10, 1994)  . . . . . . . . .            $14.250         $12.375
                 Fourth Quarter . . . . . . . . . . . . . . . . . . . .             12.750          10.625
         Fiscal year ended July 31, 1995
                 First Quarter  . . . . . . . . . . . . . . . . . . . .             13.375          11.000
                 Second Quarter   . . . . . . . . . . . . . . . . . . .             13.750          10.500
                 Third Quarter    . . . . . . . . . . . . . . . . . . .             13.500           9.375
                 Fourth Quarter   . . . . . . . . . . . . . . . . . . .             15.750          13.250
         Transition Period ended January 31, 1996
                 First Quarter ended October 31, 1995 . . . . . . . . .             21.000          14.290
                 Second Quarter ended January 31, 1996  . . . . . . . .             16.000          10.500
         Fiscal year ending January 31, 1997
                 First Quarter ended April 30, 1996 . . . . . . . . . .             13.000          10.750
                 Second Quarter ended July 31, 1996 . . . . . . . . . .             10.250           7.250
                 Third Quarter ended October 31, 1996 . . . . . . . . .             14.250           8.500

         On December 27, 1996, the closing sale price of the Common Stock as reported by the NNM was $14.50, and there were approximately 40 record holders of Common Stock.

                                DIVIDEND POLICY

         The Company has not paid any cash dividends on its capital stock since inception, except a dividend to TransAmerican from the proceeds of its initial public offering. The Company's ability to pay dividends in the future is restricted by the Indenture and will depend upon the Company's debt levels, earning levels and book value and discounted value of certain tangible assets. The Company would not currently be permitted under the Indenture to declare dividends other than a dividend payable out of the proceeds of a concurrent public equity offering. In determining whether to declare and pay a dividend, the Board of Directors will consider various other factors, including the Company's capital requirements and financial condition.

                            SELLING SECURITY HOLDER

         The Selling Security Holder is Jefferies & Company, Inc. As of the date hereof, the Selling Security Holder owns 250,000 shares of Common Stock, representing less than 1% of the total number of shares of Common Stock outstanding. All of the shares of Common Stock owned by the Selling Security Holder may be offered hereby. See "Plan of Distribution."

         Because the Selling Security Holder may offer some or all of the Shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of shares of Common Stock that will be held by the Selling Security Holder upon completion of this offering. The Selling Security Holder has in the past provided and may continue to provide certain investment banking and financial advisory services to the Company and certain of its affiliates for which the Selling Security Holder has received and may receive customary fees.

                              PLAN OF DISTRIBUTION

         The Shares may be sold from time to time by the Selling Security Holder in underwritten offerings or in open market or block transactions or otherwise on the NNM, or such other national securities exchange or automated interdealer quotation system on which shares of Common Stock are then listed, in the over-the-counter market, or in private transactions, at prices related to prevailing market prices or at negotiated prices. Some or all of the Shares may be sold to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holder or purchasers of shares for whom such broker-dealers may act as agent or to whom they sell as principal or both. In effecting sales, participating broker-dealers or purchasers of the Shares may arrange for other broker-dealers to participate. In addition, any of the Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         If underwriters are used in an offering of Shares, the Shares will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, at prices related to the prevailing market prices at the time of sale or at negotiated prices. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. Underwriters may sell Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers.

         Upon any sale of the Common Stock offered hereby, the Selling Security Holder, any underwriter and any participating broker-dealers or selling agents may be deemed to be "underwriters" as that term is defined in the Securities Act, in which event any discount, concession or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the Common Stock by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The Company will not receive any of the proceeds from the sale by the Selling Security Holder of the Common Stock offered hereby. See "Use of Proceeds." The Selling Security Holder has agreed to pay all expenses in connection with the registration and sale of the Shares. Underwriters, broker-dealers and agents may be entitled, under agreements entered into with the Company or Selling Security Holder, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

         At the time a particular offer of Common Stock is made, to the extent required, a Prospectus Supplement will be distributed which will set forth the aggregate amount of Common Stock being offered and the terms of the offering, including shares being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or selling agents, any discounts, commissions and other items constituting compensation from the Selling

Security Holder and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, broker-dealers or selling agents.

                                 LEGAL MATTERS

         The validity of the Common Stock offered hereby has been passed upon for the Company by Gardere & Wynne, L.L.P., 3000 Thanksgiving Tower, Dallas, Texas 75201.


                            INDEPENDENT ACCOUNTANTS

         The consolidated balance sheets as of July 31, 1994 and 1995 and January 31, 1996, and the related consolidated statements of operations and cash flows for each of the three years in the period ended July 31, 1995 and the six months ended January 31, 1996, and the related statement of stockholders' deficit for each of the two years ended July 31, 1995 and the six-month period ended January 31, 1996, and related schedules, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in auditing and accounting. With respect to the unaudited interim financial information for the periods ended October 31, 1995, April 30, 1996, July 31, 1996 and October 31, 1996 incorporated by reference in this prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended October 31, 1995, April 30, 1996, July 31, 1996 and October 31, 1996, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.


                                    EXPERTS

         The reserve estimates of the Company included in the Company's Form 10-K for the transition period ended January 31, 1996 have been incorporated by reference in this Prospectus and the Registration Statement in reliance upon reserve reports and summary letters prepared by Netherland, Sewell & Associates, Inc., upon the authority of such firm as experts in estimating proved oil and gas reserves.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Jefferies & Company, Inc. has agreed to pay all expenses in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement. The following table sets forth an estimate of such expenses:

                 ITEM                                                                              AMOUNT*
                 ----                                                                              -------
Securities and Exchange Commission fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $1,098
Legal fees and expenses . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,000
Accounting fees and expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,500
Fees and expenses for qualification under state securities laws . . . . . . . . . . . . . . . .        500
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      1,152
                                                                                                    ------
         Total    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $7,250
                                                                                                    ======

______________________

* All expenses are estimated, except the Securities and Exchange Commission fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") provides that any person may be indemnified by a Delaware corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

         Section nine of the Company's Certificate of Incorporation provides that directors of the Company shall not, to the fullest extent permitted by the DGCL, as amended from time to time, be liable to the Company or its stockholders for monetary damages for breach of their fiduciary duty to the Company or the Company's stockholders.

         The Company has entered into indemnification agreements with its executive officers and directors that will contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits. In addition, the Company has purchased customary directors' and officers' liability insurance policies for its directors and officers. The Bylaws of the Company and agreements with directors and officers also provide for indemnification for amounts (i) in respect of the deductibles for such insurance policies and (ii) that exceed the liability limits of such insurance policies. Such indemnification may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or such agreements.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

 5.1     --  Legal Opinion of Gardere & Wynne, L.L.P.

12.1     --  Statement regarding computation of ratio of earnings to fixed charges.

15.1     --  Awareness Letter of Coopers & Lybrand, L.L.P.

23.1     --  Consent of Coopers & Lybrand L.L.P.

23.2     --  Consent of Gardere & Wynne, L.L.P. (set forth in Exhibit 5.1)

23.3     --  Consent of Netherland, Sewell & Associates, Inc.

24.1     --  Power of Attorney (set forth on page II-4 hereof)

ITEM 17.     UNDERTAKINGS.

             The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended ("Act");

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                 provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") that are incorporated by reference in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (5) That, insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             (6) That, for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

             (7) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 31st day of December, 1996.

                                        TRANSTEXAS GAS CORPORATION


                                        By:   /s/  Ed Donahue
                                            ----------------------------------
                                              Ed Donahue, Vice President and
                                              Chief Financial Officer


                               POWER OF ATTORNEY

         Each of the undersigned hereby appoints John R. Stanley and Edwin B. Donahue, and each of them, as attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications, instruments, and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 31, 1996.

         Name                                               Title
         /s/ John R. Stanley                      Director and Chief Executive Officer
-------------------------------------------         (Principal Executive Officer)
             John R. Stanley


        /s/ Thomas B. McDade                      Director
-------------------------------------------
            Thomas B. McDade

            /s/ Ed Donahue                        Vice President and Chief Financial Officer (Principal
-------------------------------------------         Financial Officer and Principal Accounting Officer)
                Ed Donahue

          /s/ James R. Lesch                      Director
-------------------------------------------
              James R. Lesch

          /s/ Robert L. May                       Director
-------------------------------------------
              Robert L. May

         /s/ Donald D. Sykora                     Director
-------------------------------------------
             Donald D. Sykora




                               INDEX TO EXHIBITS


 5.1     --  Legal Opinion of Gardere & Wynne, L.L.P.

12.1     --  Statement regarding computation of ratio of earnings to fixed charges.

15.1     --  Awareness Letter of Coopers & Lybrand, L.L.P.

23.1     --  Consent of Coopers & Lybrand L.L.P.

23.2     --  Consent of Gardere & Wynne, L.L.P. (set forth in Exhibit 5.1)

23.3     --  Consent of Netherland, Sewell & Associates, Inc.

24.1     --  Power of Attorney (set forth on page II-4 hereof)